BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

September 7, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director
Bryan Hough, Staff Attorney
Peter McPhun, Staff Accountant
Eric McPhee, Staff Accountant

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed on May 26, 2017
File No. 333-218248

Gentlepersons:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”). The Amendment No. 4 has been revised in accordance with the Commission’s comment letter dated August 30, 2017 (“Comment Letter”). To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 4 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.            In accordance with your comment we have updated our financial statements through the fiscal quarter ended June 30, 2017 in accordance with Rule 8-08 of Regulation S-X. Consistent with the new financials we have updated our MD&A section, and those few areas that required updates that relate to the new financials.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn
William B. Barnett

WBB: scc

cc/ Mr. Liang, President

FORGE INNOVATION DEVELOPMENT CORP.

17700 Castleton Street, Suite 469

City of Industry, California 91748

Tele: (626) 361-1393

September 7, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assitant Director
Bryan Hough, Staff Attorney
Peter McPhun, Accountant
Eric McPhee, Accountant

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed on May 26, 2017
File No. 333-218248

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Patrick Liang
Patrick Liang, President